Filed Pursuant to Rule 433
Registration Statement No. 333-159062
February 7, 2011
FINAL TERM SHEET
TELEFÓNICA EMISIONES, S.A.U.
3.992% FIXED RATE SENIOR NOTES TERMS AND CONDITIONS
This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated February 7, 2011 and the accompanying Prospectus dated May 8, 2009 relating to these securities.

Issuer:	Telefónica Emisiones, S.A.U.

Guarantor:	Telefónica, S.A.

Expected Ratings:	A-/A-/Baa1 (S&P/Fitch/Moody’s)

Principal Amount:	$1,250,000,000

Security Type:	Senior Notes

Form of Issuance:	SEC Registered

Issue Price:	100% of principal amount

Settlement Date:	February 16, 2011 (T+7)

Maturity Date:	February 16, 2016

CUSIP/ISIN:	87938W AN3/US87938WAN39

Coupon:	3.992%

Benchmark Treasury:	2.000% due January 2016 (ISIN: US912828PS31)

Spread to Benchmark:	173 basis points (1.73%)

Treasury Strike:	Yield 2.262% (Price 98-24 3/4)

Re-offer Yield:	3.992%

Interest Payment Dates:	February 16 and August 16 of each year

First Interest Payment Date:	August 16, 2011

Day Count Convention/Business Day Convention:	30/360; Following, Unadjusted; Madrid, London, New York

Redemption Provisions:

Tax call:	Optional redemption for taxation reasons, by no fewer than 30 nor more than 60 days’ notice ending on an Interest Payment Date at 100% of principal and accrued and unpaid interest.

Make-whole call:	Optional redemption, at any time by no fewer than 30 nor more than 60 days’ notice, at the greater of (x) 100% of principal and accrued and unpaid interest and (y) sum of the present values of the remaining payments of principal and interest discounted at a discount rate of Treasury plus 25 basis points.

Listing call:	Optional redemption, if the Senior Notes are not listed on an OECD exchange 45 days prior to the first Interest Payment Date at 100% of principal and accrued interest.

Taxation:	Exemption from Spanish withholding tax applies subject to compliance with Beneficial Owner identification procedures and satisfaction of all other conditions for exemption from applicable Spanish withholding taxes.

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Minimum Initial Purchase Amount:	$150,000

Listing:	New York Stock Exchange

Joint Bookrunning Lead Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc.

Other Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. Santander Investment Securities, Inc. SG Americas Securities, LLC UBS Securities, LLC
Any ratings obtained will reflect only the views of the respective rating agency, and should not be considered a recommendation to buy, sell or hold the Senior Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, toll-free: 1-877-858-5407, from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, toll-free: 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com, or from HSBC Securities (USA) Inc., Attention: Prospectus Department, 452 Fifth Avenue, New York, New York 10018, toll-free: 1-866-811-8049.

2